UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 6, 2026, the board of directors of EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”), approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-150 (the “Reverse Share Split”), such that every one-hundred and fifty (150) issued ordinary shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share.

The Company’s ordinary shares will begin trading on a post-split basis on the Nasdaq Stock Market on May 19, 2026, under the current symbol “EZGO”. The new CUSIP number following the Reverse Share Split is G5279F300. Following the Reverse Share Split, the number of issued and outstanding ordinary shares will be reduced from 345,884,745 to approximately 2,305,899.

On May 15, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291823) and Registration Statement on Form S-8 (File No. 333-285024), as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: May 15, 2026

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